Exhibit 21

                            Significant Subsidiaries

                                State or Country
                                of Incorporation
Howmet Corporation                     Delaware
Howmet Holdings Corporation            Delaware
Howmet Aluminum Casting Ltd.           Canada
Howmet Aluminum Casting Inc.           Delaware
Howmet Ltd.                            United Kingdom
Howmet Research Corporation            Delaware
Howmet S.A.                            France
Howmet TMP Corporation                 Ohio
Komatsu-Howmet Ltd.                    Japan*

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*  Currently  81% owned by Howmet  Corporation;  19% owned by  Komatsu  Ltd.  On
   December 20, 1999 the Company announced that it intends to exercise its option to acquire Komatsu's remaining interest; the acquisition is expected to be completed in April 2000.